EXHIBIT 99.1

Foremost Clean Energy Appoints Seasoned Mining Executive Peter Espig to Board of Directors

VANCOUVER, British Columbia, Oct. 27, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) ("Foremost" or the "Company"), is pleased to announce the appointment of Peter Espig to its Board of Directors, effective immediately. Mr. Espig, who was recognized in Industry Era’s “Top 10 Admired Leaders of 20231”, brings to the Board his experience in, and insights into, guiding a resource company through all stages of development to production. .

“We welcome Peter to the Foremost board,” said Jason Barnard, CEO and President of Foremost Clean Energy. “His experience will be instrumental in steering Foremost as it advances its portfolio of clean energy and critical mineral projects. His insight will be important as we develop our asset base and position Foremost in the clean energy sector. We are also pleased to have recently appointed Harpreet Bajaj, with her extensive background in TSX Venture compliance and corporate governance, as an officer of the Company. These strategic additions to our team significantly strengthen our capabilities as we execute on our near-term operational and corporate goals.”

Mr. Espig commented, “Foremost is a special company, bolstered by solid management and holding exciting uranium and lithium assets, both of which are critical minerals and important to our Canadian economy. I feel that its Athabasca Basin location, relationship with Denison, NASDAQ listing, and motivated team confluence towards an exciting opportunity that provides significant upside.”

As President and CEO of Nicola Mining Inc. (TSX.V: NIM), Mr. Espig led that company out of creditor protection and transformed it into a cash-flowing operation. Under his 12 years of leadership, Nicola’s market capitalization has grown over thirty-fold. Mr. Espig served as Vice-President at Goldman Sachs Japan in the Principal Finance and Securitization Group, where his team participated in more than $10 billion in structured deals and cross-border transactions. Mr. Espig has also been involved in over US$1.2 billion in SPAC transactions prior to the structure gaining prevalence in recent years. Mr. Espig holds a BA from the University of British Columbia and an MBA from Columbia Business School, where he was an International Chazen Scholar.

Corporate Secretary Appointment

Foremost is also pleased to announce the appointment of Harpreet Bajaj as its corporate secretary. Ms. Bajaj is a finance and compliance professional with over 17 years of experience in investment banking, regulatory compliance, and corporate governance. Her career includes key roles at numerous publicly listed companies and as a member of a multinational bank's due diligence division. Her expertise includes regulatory frameworks, risk management, and corporate secretarial services for both public and private companies. Known for her strategic insight and attention to detail, Harpreet brings valuable knowledge and a commitment to operational excellence.

Equity Compensation

In connection with the two appointments the Company has granted 15,618 restricted share units (“RSUs”) in accordance with Foremost’s Stock Incentive Plan (the “Plan”), adopted by shareholders of the Company at its Annual General and Special Meeting held on December 20, 2024. The Plan is compliant with policies of both the CSE and NASDAQ. The RSUs are subject to vesting provisions and to a statutory hold period of four months and one day.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. The Company holds an option from Denison Mines Corp. (“Denison”) to earn up to 70% interest in 10 prospective uranium properties (except for the Hatchet Lake, where Foremost can earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

1 Industry Era: Source